**Mercedes-Benz Auto Receivables Trust 2023-2**
**Investor Report**
Collection Period Ended        31-Dec-2023

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 3 | | | |
| Collection Period (from... to) | 1-Dec-2023 | 31-Dec-2023 | | |
| Determination Date | 11-Jan-2024 | | | |
| Record Date | 12-Jan-2024 | | | |
| Distribution Date | 16-Jan-2024 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Dec-2023 | 16-Jan-2024 | Actual/360 Days | 32 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Dec-2023 | 15-Jan-2024 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 292,010,000.00 | 166,851,977.54 | 127,517,282.07 | 39,334,695.47 | 134.703248 | 0.436688 |
| Class A-2 Notes | 467,620,000.00 | 467,620,000.00 | 467,620,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 467,620,000.00 | 467,620,000.00 | 467,620,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 83,110,000.00 | 83,110,000.00 | 83,110,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,310,360,000.00** | **1,185,201,977.54** | **1,145,867,282.07** | **39,334,695.47** | | |
| | | | | | | |
| Overcollateralization | 33,622,415.40 | 33,599,560.39 | 33,599,560.39 | | | |
| Adjusted Pool Balance | 1,343,982,415.40 | 1,218,801,537.93 | 1,179,466,842.46 | | | |
| Yield Supplement Overcollateralization Amount | 76,016,708.61 | 68,256,653.12 | 65,762,931.39 | | | |
| **Pool Balance** | **1,419,999,124.01** | **1,287,058,191.05** | **1,245,229,773.85** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 33,622,415.40 | 2.50% |
| Target Overcollateralization Amount | 33,599,560.39 | 2.50% |
| Current Overcollateralization Amount | 33,599,560.39 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 39,334,695.47 | 134.703248 |
| Class A-2 Notes | 5.920000% | 2,306,925.33 | 4.933333 | 2,306,925.33 | 4.933333 |
| Class A-3 Notes | 5.950000% | 2,318,615.83 | 4.958333 | 2,318,615.83 | 4.958333 |
| Class A-4 Notes | 6.010000% | 416,242.58 | 5.008333 | 416,242.58 | 5.008333 |
| **Total** | | **$5,041,783.74** | | **$44,376,479.21** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 40,162,044.30 | (1) Total Servicing Fee | 1,072,548.49 |
| Interest Collections | 7,315,306.99 |     Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 771,826.56 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 178,589.05 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 5,041,783.74 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 173,186.16 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **48,600,953.06** | (6) Regular Principal Distributable Amount | 39,334,695.47 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **48,600,953.06** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 3,151,925.36 |
| | | **Total Distribution** | **48,600,953.06** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 1,072,548.49 | 1,072,548.49 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 5,041,783.74 | 5,041,783.74 | 0.00 |
|     thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2 Notes | 2,306,925.33 | 2,306,925.33 | 0.00 |
|     thereof on Class A-3 Notes | 2,318,615.83 | 2,318,615.83 | 0.00 |
|     thereof on Class A-4 Notes | 416,242.58 | 416,242.58 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 5,041,783.74 | 5,041,783.74 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 39,334,695.47 | 39,334,695.47 | 0.00 |
| Aggregate Principal Distributable Amount | 39,334,695.47 | 39,334,695.47 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,359,956.04 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,359,956.04 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 11,918.24 |
| minus Net Investment Earnings | 11,918.24 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,359,956.04 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 11,918.24 |
| Net Investment Earnings on the Collection Account | 161,267.92 |
| Investment Earnings for the Collection Period | 173,186.16 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,419,999,124.01 | 29,224 |
| Pool Balance beginning of Collection Period | 1,287,058,191.05 | 27,987 |
| Principal Collections | 23,770,902.62 | |
| Principal Collections attributable to Full Pay-offs | 16,391,141.68 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 1,666,372.90 | |
| Pool Balance end of Collection Period | 1,245,229,773.85 | 27,529 |
| Pool Factor | 87.69% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 7.07% | 7.11% |
| Weighted Average Number of Remaining Payments | 58.10 | 53.62 |
| Weighted Average Seasoning (months) | 10.12 | 14.43 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 1,234,059,620.12 | 27,334 | 99.10% |
| 31-60 Days Delinquent | 7,663,640.32 | 140 | 0.62% |
| 61-90 Days Delinquent | 2,485,087.18 | 37 | 0.20% |
| 91-120 Days Delinquent | 1,021,426.23 | 18 | 0.08% |
| Total | 1,245,229,773.85 | 27,529 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.282% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 1,666,372.90 | 34 | 5,122,730.17 | 100 |
| Principal Net Liquidation Proceeds | 770,592.24 | | 3,054,419.23 | |
| Principal Recoveries | 172,078.22 | | 320,800.41 | |
| Principal Net Loss / (Gain) | 723,702.44 | | 1,747,510.53 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.686% |
| Prior Collection Period | 0.321 % |
| Second Prior Collection Period | 0.294 % |
| Third Prior Collection Period | NA |
| Four Month Average | 0.434% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.123% |
| **Average Net Loss / (Gain)** | 17,475.11 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.